October 6, 2020

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE:	Rule 477 Request by World Funds Trust (the “Trust”) (333-249237) to withdraw Form N-14 with respect to the REMS Funds

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, the Trust hereby requests the withdrawal of the Form N-14 Registration Statement (combined proxy statement/prospectus) relating to the proposed reorganization of the REMS Real Estate Income 50/50 Fund with and into the REMS Real Estate Value-Opportunity Fund (accession number 0001387131-20-008679) filed on October 1, 2020 (the “Registration Statement”). The filing was inadvertently filed with the incorrect Acquiring REMS Fund name for the Institutional Shares class.

This request to withdraw the Registration Statement is being made after consultation with the staff of the U.S. Securities and Exchange Commission. The Trust confirms that no securities have been sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. The Trust has determined that the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

If you have any questions concerning the foregoing, please contact the undersigned at (913) 660-0778 or John.Lively@practus.com.

Regards,

/s/ John H. Lively
On behalf of Practus, LLP